================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  (AMENDMENT NO. 11 - ARCH HILL CAPITAL, N.V.)

                  (AMENDMENT NO. 5 - ARCH HILL VENTURES, N.V.)

            (AMENDMENT NO. 3 - STICHTING GEMEENSCHAPPELIJK BEZIT LTC)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         LITHIUM TECHNOLOGY CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    536808306
                                 (CUSIP Number)

                                 H. H. van Andel
                             Arch Hill Capital N.V.
                                    Parkweg 2
                              2585 JJ's Gravenhage
                                 The Netherlands
                           Telephone: 011 31703546818

                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 21, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No 536808306

1. Names of Reporting Persons I.R.S. Identification Nos. of above persons
                    (entities only).
                     Arch Hill Capital, N.V.
--------------------------------------------------------------------------------

2. Check the Appropriate box if a Member of a Group (See Instructions)
   (a)
          (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization The Netherlands
--------------------------------------------------------------------------------

                        7. Sole Voting Power 0
      Number of
        Shares        ----------------------------------------------------------
     Beneficially
       Owned by         8. Shared Voting Power 504,036,031
         Each
       Reporting      ----------------------------------------------------------
      Person With
                        9. Sole Dispositive Power 0

                      ----------------------------------------------------------

                        10. Shared Dispositive Power 504,036,031
                      ----------------------------------------------------------

11. Aggregate Amount Beneficially Owned By Each Reporting Person 504,036,031

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------

13. Percent of class Represented by Amount in Row (11) 81.88%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) CO

CUSIP No 536808306

1. Names of Reporting Persons I.R.S. Identification Nos. of above persons
                    (entities only).
                     Arch Hill Ventures, N.V.
--------------------------------------------------------------------------------

2. Check the Appropriate box if a Member of a Group (See Instructions)
          (a)
          (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Issuance of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization The Netherlands
--------------------------------------------------------------------------------

                       7. Sole Voting Power
    Number of
      Shares         -----------------------------------------------------------
   Beneficially
     Owned by          8. Shared Voting Power 0
       Each
     Reporting       -----------------------------------------------------------
    Person With
                       9. Sole Dispositive Power

                     -----------------------------------------------------------

                       10. Shared Dispositive Power 0

                     -----------------------------------------------------------

11. Aggregate Amount Beneficially Owned By Each Reporting Person 0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) 0
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) CO

CUSIP No 536808306

1. Names of SGBG I.R.S. Identification Nos. of above persons (entities only).
                     Stichting Gemeenschappelijk Bezit LTC
--------------------------------------------------------------------------------

2. Check the Appropriate box if a Member of a Group (See Instructions)
   (a)
          (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization The Netherlands
--------------------------------------------------------------------------------

                     7. Sole Voting Power 0
    Number of
      Shares       -------------------------------------------------------------
   Beneficially
     Owned by        8. Shared Voting Power 497,444,620
       Each
     Reporting     -------------------------------------------------------------
    Person With
                     9. Sole Dispositive Power 0

                   -------------------------------------------------------------

                     10. Shared Dispositive Power 497,444,620
                   -------------------------------------------------------------

11. Aggregate Amount Beneficially Owned By Each Reporting Person 497,444,620

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) 80.89%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) CO

CUSIP No 536808306

1. Names of SGBG I.R.S. Identification Nos. of above persons (entities only).
                     Stichting Gemeenschappelijk Bezit GAIA
--------------------------------------------------------------------------------

2. Check the Appropriate box if a Member of a Group (See Instructions)
   (a)
          (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization The Netherlands
--------------------------------------------------------------------------------

    Number of       7. Sole Voting Power 0
      Shares
   Beneficially   --------------------------------------------------------------
     Owned by
       Each         8. Shared Voting Power 6,591,411
     Reporting
    Person With   --------------------------------------------------------------

                    9. Sole Dispositive Power 0

                  --------------------------------------------------------------

                    10. Shared Dispositive Power 6,591,411
                  --------------------------------------------------------------

11. Aggregate Amount Beneficially Owned By Each Reporting Person 6,591,411

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) 2.47%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) CO

This statement on Schedule 13D constitutes Amendment No. 5 to the Schedule 13D (the "Arch Hill Ventures Amendment") by Arch Hill Ventures, N.V. ("Arch Hill Ventures"), Amendment No. 11 to the Schedule 13D (the "Arch Hill Capital Amendment") filed by Arch Hill Capital, N.V. ("Arch Hill Capital"), and Amendment No. 3 to the Schedule 13D (the "Stichting LTC Amendment") filed by Stichting Gemeenschappelijk Bezit LTC ("Stichting LTC") and amends and supplements the Schedule 13Ds filed by Arch Hill Capital, Arch Hill Ventures and Stichting LTC.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 is hereby amended and supplemented to add the following:

            On October 21, 2005, pursuant to a Debt Exchange Agreement between the Issuer, GAIA Holding B.V. ("GAIA Holding"), GAIA Akkumulatorenwerke GmbH ("GAIA"), Arch Hill Capital and Arch Hill Ventures, the Issuer exchanged debt owed by GAIA to Arch Hill Ventures for debentures and warrants of the Issuer as described in
            Item 6 (the "Debt Exchange"). On October 21, 2005, Arch Hill Ventures transferred the debentures and warrants to Stichting LTC. The Securities Transfer resulted in a change in the form of the beneficial ownership of Issuer securities held by Arch Hill Capital and Stichting LTC exempt under Rule 16a-13 of the Exchange Act. For a further description of the transaction, see Items 4 and 6.

            For a further description of the transaction see Item 6.

ITEM 4.     PURPOSE OF TRANSACTION

            Item 4 is hereby amended and supplemented to add the following:

            (a), (f) As described in Item 3 and Item 6, on October 21, 2005, pursuant to a Debt Exchange Agreement between the Issuer, GAIA Holding, GAIA, Arch Hill Capital and Arch Hill Ventures, the Issuer exchanged debt owed to Arch Hill Ventures for Issuer equity securities and on October 21, 2005, Arch Hill Ventures transferred the debentures and warrants to Stichting LTC. The Securities Transfer resulted in a change in the form of the beneficial ownership of Issuer securities held by Arch Hill Capital and Stichting LTC exempt under Rule 16a-13 of the Exchange Act. For a further description of the transaction, see Item 6.

      (g) The issuance of the common shares and the issuance of Issuer common stock upon conversion of the convertible debentures and warrants issued in the Debt Exchange may impede the acquisition of control of the Issuer by any person.

            The Reporting Person has no plans or proposals which relate to Items 4 (b), (c), (d), (e), (h), (i) or (j).

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Item 5 is hereby amended and supplemented to add the following:

      (a)   (i)   Stichting Gemeenschappelijk Bezit LTC ("Stichting LTC") is the
                  beneficial owner of 497,166,785 shares of the Issuer's Common
                  Stock representing approximately 80.89% of the Issuer's Common
                  Stock consisting of :

                        (1)   148,568,784 shares of common stock;

                        (2) 1,500,000 shares of common stock issuable upon exercise of $2.00 warrants;

                        (3) 9,889,625 shares of common stock issuable upon exercise of $2.40 warrants;

                        (4) 17,050,000 shares of common stock issuable upon exercise of $0.0625 Series A Warrants;

                        (5) 17,050,000 shares of common stock issuable upon exercise of $0.0750 Series A Warrants;

                        (6) 18,400,000 shares of common stock issuable upon exercise of $0.0625 Series B Warrants;

                        (7) 18,400,000 shares of common stock issuable upon exercise of $0.0750 Series B Warrants;

                        (8) 264,103,114 shares of common stock issuable upon conversion of $4,410,522 principal amount of 10% convertible debenture at an assumed conversion price of $.0167; and

                        (9) 2,205,262 shares of common stock issuable upon exercise of $0.38 warrants.

                     (1) - (9) above referred to as the "Stichting LTC Shares."

            (ii) Stichting Gemeenschappelijk Bezit GAIA ("Stichting GAIA") is the beneficial owner of 6,591,411 shares of the Issuer's Common Stock representing approximately 2.47% of the Issuer's Common Stock consisting of :

                        (1)   5,981,036 shares of common stock; and

                        (2) 610,375 shares of common stock issuable upon exercise of $2.40 warrants.

                     (1) - (2) above referred to as the "Stichting GAIA Shares."

            (iii) Arch Hill Ventures is the beneficial owner of no shares of the
                  Issuer's Common Stock.

            (iv) Arch Hill Capital is the beneficial owner of 504,036,031 shares of the Issuer's Common Stock representing approximately 81.88% of the Issuer's Common Stock consisting of :

                        (1)   The Stichting GAIA Shares and;

                        (2)   The Stichting LTC Shares.

                     (1) - (2) above referred to as the "Arch Hill Capital
                               Shares."

      (b)   (i)   The Stichting LTC Shares are owned directly by Stichting LTC with Stichting LTC having the power to vote and dispose of the Stichting LTC Shares. Arch Hill Capital controls Stichting LTC and also has the power to vote and dispose of the Stichting
                  LTC shares.

            (ii) The Stichting GAIA Shares are owned directly by Stichting GAIA with Stichting GAIA having the power to vote and dispose of the Stichting GAIA Shares. Arch Hill Capital controls Stichting GAIA and also has the power to vote and dispose of the Stichting GAIA shares.

            (iii) The Arch Hill Capital Shares are owned directly by Arch Hill
                  Capital, with Arch Hill Capital having the sole power to vote and dispose of the Arch Hill Capital Shares.

      (c)   (i)   On October 21, 2005 pursuant to a Debt Exchange Agreement
                  between the Issuer, GAIA Holding, GAIA, Arch Hill Capital, and
                  Arch Hill Ventures, the Issuer exchanged debt owed to Arch
                  Hill Capital and Arch Hill Ventures for Issuer equity securities. On October 21, 2005, Arch Hill Ventures transferred the debentures and warrants to Stichting LTC. The
                  Securities Transfer resulted in a change in the form of the beneficial ownership of Issuer securities held by Arch Hill
                  Capital and Stichting LTC exempt under Rule 16a-13 of the Exchange Act. See Item 6.

             (ii) On October 24, 2005, a conversion notice for $4,410,522 of convertible debentures into 264,103,144 shares of Issuer common stock (the "Conversion Shares") was delivered by Stichting LTC to the Issuer. Certificates for the Conversion Shares have not yet been delivered by the Issuer.

            (iii) On December 8, 2004, $3,000,000 of Issuer convertible debentures and accrued and unpaid interest were converted by Stichting LTC into 42,619,718 shares of Issuer Common Stock. Stichting LTC was entitled to acquire from the Issuer pursuant to a Notice of Conversion dated December 8, 2004 40,000,000 fully paid and nonassessable shares of

                  Issuer Common Stock pursuant to the conversion of $3,000,000 principal amount of debentures, and 2,619,178 shares of Common Stock in payment of $196,438.36 of accrued and unpaid interest on the convertible debentures, for a total of 42,619,178 shares of Issuer Common Stock. Certificates for the shares must be delivered by the Issuer no later than ten days of an increase in the authorized number of shares of Issuer Common Stock subsequent to the conversion date. 11,000,000 shares and 32,619,178 were delivered by the Issuer on May 31, 2005 and August 1, 2005, respectively.

                  On August 1, 2005, Stichting LTC converted $1,705,000 of principal of Series A notes and $125,563 accrued and unpaid interest into 36,611,260 shares of Common Stock and $1,840,000 of principal of Series B notes and $135,505 accrued and unpaid interest into 39,510,100 shares of Issuer Common Stock.

            (iv) Other than as described herein or in a previously filed statement, Reporting Person did not effect any transaction in the Common Stock of the Issuer during the past sixty days.

      (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 is hereby amended and supplemented to add the following:

            (i) On October 21, 2005, pursuant to a Debt Exchange Agreement between the Issuer, GAIA Holding, GAIA, Arch Hill Capital and Arch Hill Ventures, the Issuer exchanged certain debt owed by GAIA to Arch Hill Ventures for Issuer equity securities as described below (the "Debt Exchange").

                  Tamarchco GmbH ("Tamarchco"), a 100% owned subsidiary of Arch Hill Ventures, has provided three silent partnership loans to GAIA consisting of E2,364,501 ($2,883,510) including interest through July 31, 2005 under the First Tamarchco Partnership Agreement (the "Tamarchco I Debt"), a E246,979 ($301,192) loan including interest through July 31, 2005 under the Second Tamarchco Partnership Agreement (the "Tamarchco II Debt") and a E206,168 ($251,422) loan including interest through July 31, 2005 under the Third Tamarchco Partnership Agreement (the "Tamarchco III Debt") (the three partnership agreements, the "Tamarchco Partnership Agreements").

                  Tamarchco is entitled to receive an annual 4% share in profits related to its contributions under the First Tamarchco Agreement and an annual 12% share in profits related to its contribution under the Second and Third

                  Tamarchco Agreements payable once GAIA has generated an accumulated profit amounting to $4,837,000. Tamarchco assigned to Arch Hill Ventures its right to repayment of the Tamarchco I Debt, Tamarchco II Debt and Tamarchco III Debt (together the "Tamarchco Debt").

                  Frankendael Participatiemaatschappij N.V. ("Frankendael") has provided a partnership loan to GAIA consisting of E547,078 ($667,162) including interest through July 31, 2005 (the "Frankendael Debt"). Frankendael is entitled to receive an annual 12% share in profits related to its contributions under the Frankendael Partnership Agreement payable once GAIA has generated an accumulated profit amounting to $4,627,000. Frankendael has assigned to Arch Hill Ventures its right to repayment of the Frankendael Debt.

                  On October 21, 2005, in the Debt Exchange the Issuer issued to Arch Hill Ventures in exchange for the Tamarchco Debt $3,436,123 of the Issuer's 10% convertible debentures and warrants to purchase 1,718,062 shares of the Issuer's common stock with an exercise price of $0.38 per share. As further consideration for the exchange of the Tamarchco Debt, Arch Hill Ventures agreed in the Debt Exchange Agreement to transfer to the Issuer its 100% ownership interest in Tamarchco.

                  On October 21, 2005 in the Debt Exchange the Issuer issued to Arch Hill Ventures in exchange for the Frankendael Debt the $667,162 of 10% convertible debentures and warrants to purchase 333,581 shares of the Issuer's common stock with an exercise price of $0.38 per share.

                  The Issuer owed interest in the amount of E251,937 ($307,237) to Arch Hill Ventures on debt previously exchanged for Issuer securities (the "Interest Due"). On October 21, 2005 in the Debt Exchange, the Issuer issued to Arch Hill Ventures in exchange for the Interest Due $307,237 convertible debentures and 153,619 warrants of the Issuer's common stock at an exercise price of $0.38 per share.

                  In connection with the Debt Exchange, Arch Hill Capital agreed to provide directly or indirectly $3,000,000 in financing to the Issuer over a period of two years.

                  The 10% convertible debentures issued in the Debt Exchange (the "10% debentures") have a maturity date of October 21, 2007 at which time the principal amount and all accrued interest on the 10% debentures is due and payable. Interest payments on the 10% debentures are due and payable in cash, or at the option of Arch Hill Ventures, in the Issuer's common stock at a price equal to the conversion price of the Issuer's common stock as described below. Interest is due quarterly commencing December 31, 2005.

                  The 10% debentures are convertible at any time at the option of the holder into shares of our common stock at the lesser of
                  (i) $2.00 and

                  (ii) the average of the lowest 3 intra-day trading prices during the 20 trading days immediately prior to the conversion date discounted by 50% (the "Conversion Shares"). Without the consent of the Issuer, the 10% debentureholder may not assign, transfer or sell any Conversion Shares for a period of 12 months from the date of conversion of the 10% Debentures.

                  The Issuer has the right to prepay all or a portion of the outstanding 10% debentures and accrued and unpaid interest upon prior written notice to the holders of the 10% debentures in an amount equal to 130% of principal and interest for prepayments occurring from October 21, 2005 through December 20, 2005 (60 days), 140% for prepayments of principal and interest occurring from December 20, 2005 through January 19, 2006 (61 - 90 days) or 150% for prepayment of principal and interest occurring after January 19, 2006 (91st day +).

                  The warrants expire five years from the date of issuance. The warrants are subject to exercise price adjustments upon the occurrence of certain events including stock dividends, stock splits, mergers, reclassifications of stock or the Issuer's recapitalization. The exercise price of the warrants is also subject to reduction if the Issuer issues any rights, options or warrants to purchase shares of the Issuer's common stock at a price less than the market price of the Issuer's shares as quoted on the OTC Bulletin Board.

                  The shares issuable upon conversion of the 10% debentures and the $0.38 warrants have piggy-back registration rights.

                  On October 21, 2005, Arch Hill Ventures transferred the 10% debentures and warrants to Stichting LTC. The Securities Transfer resulted in a change in the form of the beneficial ownership of Issuer securities held by Arch Hill Capital and Stichting LTC exempt under Rule 16a-13 of the Exchange Act.

             (ii) On October 24, 2005, a conversion notice for $4,410,522 of convertible debentures into 264,103,144 shares of Issuer common stock (the "Conversion Shares") was delivered by Stichting LTC to the Issuer. Certificates for the Conversion Shares have not yet been delivered by the Issuer.

            (iii) On December 8, 2004, $3,000,000 of Issuer convertible debentures and accrued and unpaid interest were converted by Stichting LTC into 42,619,718 shares of Issuer Common Stock. Stichting LTC was entitled to acquire from the Issuer pursuant to a Notice of Conversion dated December 8, 2004 40,000,000 fully paid and nonassessable shares of Issuer Common Stock pursuant to the conversion of $3,000,000 principal amount of debentures, and 2,619,178 shares of Common Stock in payment of $196,438.36 of accrued and unpaid interest on the convertible debentures, for a total of 42,619,178 shares of Issuer Common Stock. Certificates for the shares must be delivered by the Issuer no later than ten days of an increase in the authorized number of shares of Issuer Common Stock subsequent to the conversion date. 11,000,000 shares and 32,619,178 were delivered by the Issuer on May 31, 2005 and August 1, 2005, respectively.

            (iv) On August 1, 2005, Stichting LTC converted $1,705,000 of principal of Series A notes and $125,563 accrued and unpaid interest into 36,611,260 shares of Common Stock and $1,840,000 of principal of Series B notes and $135,505 accrued and unpaid interest into 39,510,100 shares of Issuer Common Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Item 7 is hereby amended and supplemented to add the following:

            24 - Debt Exchange Agreement, dated as of October 21, 2005 between Lithium Technology Corporation, GAIA Holding N.V., GAIA Akkumulatorenwerke GmbH, Arch Hill Capital N.V. and Arch Hill Ventures N.V. [Schedules and Exhibits omitted]

            25 -  Convertible Debenture dated as of October 21, 2005

            26 -  Stock Purchase Warrant dated as October 21, 2005

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2005                       ARCH HILL CAPITAL, N.V.

                                               By /s/ H. H. van Andel
                                                  ______________________________
                                                     H. H. van Andel
                                                     Chief Executive Officer

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2005                     ARCH HILL VENTURES, N.V.

                                             By /s/ H. H. van Andel
                                                ________________________________
                                                   H. H. van Andel
                                                   Chief Executive Officer

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2005                    STICHTING GEMEENSCHAPPELIJK
                                            BEZIT LTC

                                            By /s/ H. H. van Andel
                                               _________________________________
                                                  H. H. van Andel
                                                  Authorized Signatory

                                INDEX TO EXHIBITS

24 - Debt Exchange Agreement, dated as of October 21, 2005 between Lithium Technology Corporation, GAIA Holding N.V., GAIA Akkumulatorenwerke GmbH, Arch Hill Capital N.V. and Arch Hill Ventures N.V.

25 -  Convertible Debenture dated as of October 21, 2005

26 -  Stock Purchase Warrant dated as October 21, 2005